UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. [____])*

Orient-Express Hotels Ltd.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

G67743107

(CUSIP Number)

Anil P. Goel Chief Financial Officer The Indian Hotels Company Limited The Taj Mahal Palace & Tower Business Centre Room No. 111, Apollo Bunder Mumbai 400 001, India +91 22 6665 3366

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

with a copy to:

George Karafotias

Shearman & Sterling LLP

Broadgate West, 9 Appold Street

London EC2A 2AP, United Kingdom

+44 (0)20 7655 5000

September 7, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G67743107	Page 2 of 14 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Indian Hotels Company Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,247,844 Class A Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,247,844 Class A Common Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,247,844 Class A Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14		TYPE OF REPORTING PERSON (See Instructions) HC

SCHEDULE 13D

CUSIP No. G67743107	Page 3 of 14 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samsara Properties Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,247,844 Class A Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,247,844 Class A Common Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,247,844 Class A Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Shares, par value $0.01 per share (the “Shares”), of Orient-Express Hotels Ltd., a company organized under the laws of Bermuda (the “Company”), whose principal executive offices are located at Sea Containers House, 20 Upper Ground, London SE1 9PF, United Kingdom.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by The Indian Hotels Company Limited, a limited liability company organized under the laws of the Republic of India (“Indian Hotels”), and Samsara Properties Limited, a limited liability company organized under the laws of the British Virgin Islands (“Samsara”).

Indian Hotels is the parent company of an ultra-luxury hotel group that operates under the brand “Taj Hotels Resorts and Palaces” and comprises 84 hotels around the world. The principal executive offices of Indian Hotels are located at Mandlik House, Mandlik Road, Mumbai 400 001, India.

Samsara is a wholly-owned subsidiary of Indian Hotels that acts as a holding company for interests in hospitality assets. The principal office address of Samsara is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each of the executive officers and directors of Indian Hotels and each of the directors of Samsara are set forth in Schedule A hereto and are incorporated herein by reference. Samsara has no executive officers.

During the last five years, neither Indian Hotels nor Samsara nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Indian Hotels and Samsara have entered into a Joint Filing Agreement, dated September 17, 2007, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 3.	Source and Amount of Funds or Other Considerations.

During the period from August 17, 2007 to September 14, 2007, Samsara purchased 4,247,844 Shares in the open market for total consideration of $211,275,661.

Samsara funded these purchases from funds received pursuant to a loan agreement, dated August 17, 2007, with Tata Limited (the “Loan Agreement”), a copy of which is attached as Exhibit B hereto. Pursuant to the Loan Agreement, Tata Limited has agreed to lend to Samsara $300 million (the “Loan”). On August 20, 2007, Samsara drew $135 million under the Loan. Further, on September 11, 2007, Samsara drew $100 million under the Loan and on September 14, it drew $65 million under the Loan. Interest on the outstanding amount of the Loan accrues on a daily basis at the rate of 6.25% per annum. The principal amount of the Loan, if not demanded earlier by Tata Limited as provided for in the Loan Agreement, must be repaid by Samsara to Tata Limited at the end of six months from the date of the first drawdown.

The description of the Loan Agreement contained herein is qualified in its entirety by reference to Exhibit B, which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

In recent years, Indian Hotels has been pursuing alliances and relationships with leading hotel groups that have not yet set up a presence in India, but have secured leadership positions in different geographies. On September 14, 2007, Indian Hotels delivered a letter (the “Letter”) to Mr. James B. Hurlock, the Chairman of the Board of Directors of the Company, indicating its interest in pursuing a possible association between Indian Hotels and the Company and requesting an opportunity to meet with Mr. Hurlock and the Board of Directors of the Company to discuss this matter further. A copy of the Letter is attached as Exhibit C hereto. The description of the Letter contained herein is qualified in its entirety by reference to Exhibit C, which is incorporated herein by reference.

As requested in the Letter, Indian Hotels hopes to meet with Mr. Hurlock and the Board of Directors of the Company to discuss a possible association between Indian Hotels and the Company, including combination of the international properties of the two companies. Depending on the outcome of these discussions, any such association, alliance or business combination could result in one or more of the events set forth in Items 4(a) through (j) of Schedule 13D.

Indian Hotels, through its wholly-owned subsidiary Samsara, acquired the Shares as a reflection of its deep commitment to the possibility of an association with the Company. Following the proposed dialogue with the Company, Indian Hotels and Samsara would seek to review their investment in the Company on a regular basis and, as a result thereof, may at any time and from time to time determine, either alone or as part of a group, (a) to acquire additional Shares in the Company; (b) to dispose of all or a portion of the Shares owned by them; or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in Items 4(a) through (j) of Schedule 13D. Notwithstanding anything herein, Indian Hotels and Samsara specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as the specific elements thereof), Indian Hotels and Samsara expect that they would take into consideration a variety of factors, including, but not limited to, general economic, market and industry conditions, and financial and stock market conditions, including the market price of the Shares, and other business opportunities available to Indian Hotels.

Except as set forth in this Item 4, Indian Hotels and Samsara have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The responses of Indian Hotels and Samsara to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of Indian Hotels and Samsara is based on 42,443,000 Shares outstanding as at July 31, 2007, as contained in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, filed by the Company with the Securities and Exchange Commission on August 9, 2007.

Except as disclosed in this Schedule 13D, neither Indian Hotels nor Samsara nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, neither Indian Hotels nor Samsara nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

The transactions in the Shares that may be deemed to be beneficially owned by Indian Hotels and Samsara during the past 60 days are set forth on Schedule B hereto. All such purchases were effected in the open market.

Except as disclosed in this Schedule 13D, neither Indian Hotels nor Samsara nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best knowledge of Indian Hotels and Samsara, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Indian Hotels and Samsara.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Indian Hotels and Samsara or, to the best of their knowledge, any of the persons named in Schedule A hereto or between Indian Hotels or Samsara and any other person or, to the best of their knowledge, any person named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated September 17, 2007, between The Indian Hotels Company Limited and Samsara Properties Limited
B	Loan Agreement, dated August 17, 2007, between Tata Limited and Samsara Properties Limited
C	Letter, dated September 14, 2007, from The Indian Hotels Company Limited to Mr. James B. Hurlock, Chairman of the Board of Directors of the Company

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

September 17, 2007	THE INDIAN HOTELS COMPANY LIMITED

/s/ Anil P. Goel
Signature

Anil P. Goel/Chief Financial Officer
Name/Title

SAMSARA PROPERTIES LIMITED

/s/ Chetan Shah
Signature

Chetan Shah/Director
Name/Title

SCHEDULE A

The Indian Hotels Company Limited

Directors and Executive Officers

Name and Business Address	Present Principal Occupation	Citizenship
Directors
Ratan N. Tata Bombay House 24 Homi Mody Street Mumbai 400 001 India	Company Director	Republic of India
R. K. Krishna Kumar Bombay House 24 Homi Mody Street Mumbai 400 001 India	Company Director	Republic of India
Noshir A. Soonawala Bombay House 24 Homi Mody Street Mumbai 400 001 India	Company Director	Republic of India
S. K. Kandhari 6A Hansalaya 15 Barakhamba Road New Delhi 110 001 India	Chartered Accountant	Republic of India
K. B. Dadiseth Room Nos. 1118/1120 Hilton Towers Nariman Point Mumbai 400 021 India	Company Director	Republic of India

Deepak Parekh Ramon House Backbay Reclamation Churchgate Mumbai 400 020 India	Company Director	Republic of India
Jagdish Capoor Ramon House Backbay Reclamation Churchgate Mumbai 400 020 India	Company Director	Republic of India
Shapoor Mistry Shapoorji Pallonji Centre 41-44 Minoo Desai Marg Colaba, Mumbai 400 005 India	Company Director	Republic of India
Raymond N. Bickson The Taj Mahal Palace & Tower, Business Centre Room No. 111, Apollo Bunder, Mumbai 400 001 India	Managing Director The Indian Hotels Company Limited	United States of America
Executive Officers
Raymond N. Bickson The Taj Mahal Palace & Tower, Business Centre Room No. 111, Apollo Bunder, Mumbai 400 001 India	Managing Director	United States of America
Anil P. Goel The Taj Mahal Palace & Tower, Business Centre Room No. 111, Apollo Bunder, Mumbai 400 001 India	Chief Financial Officer	Republic of India
Ajoy K. Misra Oxford House, 15/17 NF Parekh Marg, Colaba, Mumbai 400 001 India	Senior Vice President – Sales and Marketing	Republic of India

Prakash Shukla Oxford House, 15/17 NF Parekh Marg, Colaba, Mumbai 400 001 India	Senior Vice President – Technology and Chief Information Officer	Republic of India
Rajiv Gujral Oxford House, 15/17 NF Parekh Marg, Colaba, Mumbai 400 001 India	Chief Operating Officer and Senior Vice President – Mergers, Acquisitions and Development	Republic of India
Franz Zeller Oxford House, 15/17 NF Parekh Marg, Colaba, Mumbai 400 001 India	Senior Vice President and Chief Operating Officer Luxury Strategic Business Unit – International	Commonwealth of Australia
Abhijit Mukerji Oxford House, 15/17 NF Parekh Marg, Colaba, Mumbai 400 001 India	Chief Operating Officer – Luxury Strategic Business Unit – India	Republic of India
Jamshed S. Daboo Oxford House, 15/17 NF Parekh Marg, Colaba, Mumbai 400 001 India	Chief Operating Officer – Business Strategic Business Unit	Republic of India
Jyoti Narang Oxford House, 15/17 NF Parekh Marg, Colaba, Mumbai 400 001 India	Chief Operating Officer – Leisure Strategic Business Unit	Republic of India
Dev Bajpai Mandlik House, Mandlik Road Mumbai 400 001 India	Vice President (Legal) and Company Secretary	Republic of India

Samsara Properties Limited

Directors

Name and Business Address	Present Principal Occupation	Citizenship
Directors
Anil P. Goel The Taj Mahal Palace & Tower, Business Centre Room No. 111, Apollo Bunder, Mumbai 400 001 India	Chief Financial Officer The Indian Hotels Company Limited	Republic of India
Nagarajan Chandrasekhar 51 Buckingham Gate London SW1E 6AF United Kingdom	Vice President Finance – UK & Europe St. James Court Hotel Limited	Republic of India
M. Shivkumar Mandlik House, Mandlik Road Mumbai 400 001 India	Vice President Finance The Indian Hotels Company Limited	Republic of India
Niyant Maru Mandlik House, Mandlik Road Mumbai 400 001 India	Director Finance The Indian Hotels Company Limited	Republic of India
Rajesh Parekh Mandlik House, Mandlik Road Mumbai 400 001 India	Director Finance The Indian Hotels Company Limited	Republic of India
Chetan Shah Vice Chairman’s Office 2nd Floor, Bombay House 24 Homi Mody Street Fort Mumbai 400 001 India	Director, Mergers & Acquisitions The Indian Hotels Company Limited	Republic of India

SCHEDULE B

Transactions in Shares During the Past 60 Days

Date of Purchase	Quantity of Shares Purchased	Price Per Share ($)
August 17, 2007	162,300	44.48
August 20, 2007	68,300	44.81
August 21, 2007	115,000	46.48
August 22, 2007	250,100	48.07
August 23, 2007	350,859	48.18
August 27, 2007	151,000	47.81
August 28, 2007	213,400	47.91
August 30, 2007	289,100	48.90
August 31, 2007	142,465	49.48
September 4, 2007	131,200	49.48
September 5, 2007	126,276	49.31
September 6, 2007	100,000	49.42
September 7, 2007	699,699	50.01
September 10, 2007	633,800	51.04
September 11, 2007	514,400	52.18
September 12, 2007	199,945	53.51
September 13, 2007	100,000	53.86

EXHIBIT INDEX

Exhibit No.	Description
A	Joint Filing Agreement, dated September 17, 2007, between The Indian Hotels Company Limited and Samsara Properties Limited
B	Loan Agreement, dated August 17, 2007, between Tata Limited and Samsara Properties Limited
C	Letter, dated September 14, 2007, from The Indian Hotels Company Limited to Mr. James B. Hurlock, Chairman of the Board of Directors of the Company